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WILLIAM J. TUTTLE william.tuttle@dechert.com +1 202 261 3352 Direct +1 202 261 3009 Fax

June 24, 2015

VIA EDGAR

United States Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Attn: Ashley Vroman-Lee

Re:	PennantPark Floating Rate Capital Ltd.
Pre-Effective Amendment No. 1 to Registration Statement on Form N-14
File Numbers 333-204272 and 814-00891

Ladies and Gentlemen:

On behalf of PennantPark Floating Rate Capital Ltd., a Maryland corporation (“PFLT”), we hereby respond to the comments to PFLT’s Registration Statement on Form N-14 (Registration No. 333-204272) (the “Registration Statement”) raised by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) pursuant to a telephone call on June 23, 2015 between Ms. Ashley Vroman-Lee of the Staff and Mr. William Tuttle of Dechert LLP, outside counsel to PFLT. For your convenience, a transcription of the Staff’s comments is included in this letter, and each comment is followed by the applicable response. Capitalized terms used in this letter and not otherwise defined herein shall have the meanings specified in the Registration Statement.

Comparative Fees and Expenses

1.	Please revise the comparative fees and expenses table to use actual amounts for each of PFLT and MCG.

Response:

PFLT respectfully submits that the comparative fees and expenses table is based on actual amounts for each of PFLT and MCG and hereby agrees to modify the disclosure in the joint proxy statement and prospectus to be mailed to holders of PFLT Common Stock and MCG Common Stock (and filed by PFLT with the Commission pursuant to Rule 497 under the Securities Act) to clarify accordingly.

United States Securities and Exchange Commission June 24, 2015 Page 2

2.	In footnote 4, please remove the disclosure that comparison of the individual items of PFLT and MCG set forth under “Annual expenses” may not be useful.

Response:

PFLT hereby agrees to modify the disclosure in the joint proxy statement and prospectus, to be mailed to holders of PFLT Common Stock and MCG Common Stock (and filed by PFLT with the Commission pursuant to Rule 497 under the Securities Act) to remove the above-referenced disclosure.

* * * * * * * * * *

PFLT hereby acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission, (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to any filing and (iii) PFLT may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * * * * * * * * *

If you have any questions, please feel free to contact the undersigned by telephone at 202.261.3352 (or by email at william.tuttle@dechert.com) or Thomas J. Friedmann at 202.261.3313 (or by email at thomas.friedmann@dechert.com). Thank you for your cooperation and attention to this matter.

Sincerely,

/s/ William J. Tuttle

William J. Tuttle

cc:	Arthur H. Penn, PennantPark Floating Rate Capital Ltd.

Aviv Efrat, PennantPark Floating Rate Capital Ltd.

Thomas J. Friedmann, Dechert LLP